Filed Pursuant to Rule 424(b)(3)

Registration No. 333-228220

Supplement to

Proxy Statement/Prospectus Dated May 15, 2019

MTech Acquisition Holdings Inc.

This proxy statement/prospectus supplement (this “Supplement”) supplements the proxy statement/prospectus dated May 15, 2019, as supplemented on June 6, 2019 (the “Proxy Statement/Prospectus”) that was mailed by MTech Acquisition Corp. (“MTech”) to its stockholders on or about May 17, 2019 in connection with the proposed business combination among MTech, MTech Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of MTech (“Pubco”), MTech Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, MTech Company Merger Sub LLC, a Colorado limited liability company and a wholly-owned subsidiary of Pubco, MJ Freeway LLC, a Colorado limited liability company. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the Proxy Statement/Prospectus.

This Supplement is being filed to further supplement the information included in the Proxy Statement/Prospectus with the information contained in MTech’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2019 which is set forth below.

This Supplement is not complete without the Proxy Statement/Prospectus and the supplement thereto filed by the Company on June 6, 2019. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the Proxy Statement/Prospectus.

SEE “RISK FACTORS” ON PAGE 55 OF THE PROXY STATEMENT/PROSPECTUS FOR FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE BUSINESS COMBINATION.

The date of this Supplement is June 12, 2019.

On June 5, 2019, MTech entered into subscription agreements with certain Investors pursuant to which the Investors agreed to purchase, immediately prior to the closing (the “Closing”) of the business combination (the “Business Combination”) of MTech and MJ Freeway, a Colorado limited liability company (“MJF”), in the aggregate 685,599 shares of Class A common stock of MTech (“Class A Common Stock”) at a purchase price of $10.21 per share (for an aggregate of $7.0 million) on a private placement basis.

On June 7 and June 10, 2019, MTech entered into Subscription Agreements with certain Investors for the sale of an additional 215,475 shares of Class A Common Stock at a purchase price of $10.21 per share (for an aggregate of approximately $2.2 million). The subscription agreements entered into as part of the private placement are referred to collectively as the “Subscription Agreements” and the investors that have entered into the Subscription Agreements are collectively referred to herein as the “Investors.”

At the closing of the private placement, MTech expects to issue and sell an aggregate of 901,074 shares of Class A Common Stock for aggregate gross proceeds of approximately $9.2 million. The Class A Common Stock issued by MTech in the private placement will be converted into shares of common stock of Pubco on a one-for-one basis. The closing of the private placement is conditioned on the Closing of the Business Combination immediately thereafter.

During the period from the execution of the Subscription Agreements and through 5:00 p.m. Eastern Time on the third business day prior to the Special Meeting, the Investors will have the right to purchase shares of Class A Common Stock in privately negotiated transactions with third parties (any shares so purchased, “Backstop Shares”), which if held and not redeemed in accordance with the requirements of the Subscription Agreement, will reduce the number of Private Placement Shares required to be purchased by such Investors. The Investors have agreed to (i) not transfer prior to the Closing any Backstop Shares that it owns or otherwise acquires, (ii) vote at the Special Meeting all of the Backstop Shares that it owns or acquires, or otherwise has proxy rights with respect to, in favor of the Business Combination, and each of the other proposals of MTech set forth in the proxy statement in connection with the Business Combination, and (iii) waive and not exercise any rights that it may have to redeem or convert any Backstop Shares that it owns or acquires in the redemption conducted by the Company in connection with the Business Combination.

In each Subscription Agreement, Pubco has agreed to file with the SEC within 30 days after the Closing a registration statement registering the resale of the Pubco shares issued in the Business Combination for the Private Placement Shares and Backstop Shares, use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable and maintain the effectiveness of such registration statement until the earlier of (i) two years from the issuance of the Private Placement Shares to the Investor thereunder, or (ii) on the first date on which the Investor can sell all of its Private Placement Shares under Rule 144 of the Securities Act, as amended (the “Securities Act”), without limitation as to the manner of sale or the amount of such securities that may be sold.

In each Subscription Agreement, Pubco also granted to each Investor an option for a period of 60 days starting after the Closing to purchase, subject to certain conditions, additional shares of Pubco Class A common stock (“Option Shares”) at a price of $10.21 per share, up to a number of Option Shares equal to the number of Private Placement Shares and Backstop Shares purchased and held and not redeemed by such Investor under the Subscription Agreement. The Investor will have the registration rights described above with respect to any such purchased Option Shares.

Each Subscription Agreement will terminate with no further force and effect upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the Subscription Agreement to terminate such agreement or (iii) the transactions contemplated by the Subscription Agreement are not consummated prior to July 31, 2019.

In connection with the execution of the Subscription Agreements, the Sponsor and MTech entered into an Agreement to Transfer Sponsor Shares (each, a “Sponsor Stock Transfer Agreement”) with each Investor, pursuant to which the Sponsor agreed to transfer to each Investor at the closing of the Private Placement one (1) share of Class B common stock of MTech for each nine (9) Private Placement Shares or Backstop Shares purchased and held and not redeemed by such Investor under the Subscription Agreement, which shares of Class B common stock of MTech will become Class A shares of Pubco upon the Closing (such shares, the “Transferred Sponsor Shares”). Each Investor agreed to accept its portion of the Transferred Sponsor Shares subject to (i) the escrow and related restrictions applying to such Transferred Sponsor Shares under that certain Stock Escrow Agreement, dated as of January 29, 2018 (the “Stock Escrow Agreement”), by and among the Company, the Sponsor, and Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent (“Escrow Agent”), as a “Founder” party thereto, with each Investor agreeing to also sign a joinder agreement in form and substance reasonably acceptable to MTech, Pubco, the Sponsor and the Escrow Agent to become subject to the Amendment to Stock Escrow Agreement in substantially the form attached to the Merger Agreement, which Amendment to Stock Escrow Agreement will be signed by MTech, Pubco, the Sponsor and the Escrow Agent in connection with the Closing, and (ii) the restrictions applying to “insiders” after the Closing under the Letter Agreement, dated as of January 29, 2018, by and among MTech, EarlyBirdCapital, Inc., as representative of the underwriters thereunder, the Sponsor and Steven Van Dyke.

The shares of Class A Common Stock to be issued in connection with the Subscription Agreements described above will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On June 12, 2019, MTech and MJF issued a press release announcing the agreement to issue additional shares in the private placement.

FORWARD-LOOKING STATEMENTS

Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 72 of the Proxy Statement/Prospectus.

THE SPECIAL MEETING

The Special Meeting of MTech to approve the Business Combination is scheduled for June 17, 2019 at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105. The record date for the Special Meeting is May 13, 2019. This means that only holders of MTech common stock as of May 13, 2019 are entitled to vote at the Special Meeting. The deadline for public stockholders to exercise redemption rights with respect to shares of MTech common stock continues to be June 13, 2019 (two business days before the Special Meeting). See “How do I exercise my redemption rights?” in the Proxy Statement/Prospectus. None of the proposals for the Special Meeting in the Proxy Statement/Prospectus are modified by this Supplement.

Your vote is very important. MTech cannot complete the Business Combination unless it receives the affirmative vote of a majority of the outstanding shares of MTech common stock at the Special Meeting.

MTech files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read MTech’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document MTech files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

WHERE YOU CAN FIND MORE INFORMATION

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact MTech by telephone or in writing:

Scott Sozio

Chief Executive Officer

MTech Acquisition Corp.

10124 Foxhurst Court

Orlando, Florida 32836

You may also obtain these documents by requesting them in writing or by telephone from MTech’s proxy solicitation agent at the following address and telephone number:

Advantage Proxy Inc.

PO Box 13581

Des Moines, WA 98198

Tel: (206)870-8565

Email: www.advantageproxy.com

If you request any documents from MTech, MTech will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to MTech has been supplied by MTech, and all such information relating to MJF has been supplied by MJF. Information provided by either MTech or MJF does not constitute any representation, estimate or projection of any other party.

This document is a supplement to the Proxy Statement/Prospectus of MTech for the Special Meeting. MTech has not authorized anyone to give any information or make any representation about the Business Combination, MTech or MJF that is different from, or in addition to, that contained in this Supplement or the Proxy Statement/Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this Supplement or the Proxy Statement/Prospectus speaks only as of the date of this Supplement, or the Proxy Statement/Prospectus, as applicable, unless the information specifically indicates that another date applies.

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If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the Special Meeting. If your shares are held in “street name” you may revoke any prior vote or proxy by following the procedures provided to you by your bank or broker.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED PURSUANT TO THE PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.